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March 25, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20005

Re: Sahaviriya Steel Industries Public Company Limited
Commission File No. 82-5008

Ladies and Gentlemen:

On behalf of our client, Sahaviriya Industries Public Company Limited (the "Company"), we enclose herewith for submission with the Securities and Exchange Commission pursuant to Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, as amended, the report on the resolutions of the Board of Director's Meeting No. 2/2003 submitted to the Stock Exchange of Thailand on March 19, 2003 to be filed with U.S. SEC.

Please contact Farhan Qureshy of this office at (202) 626-3595 or Sittichai Thiensathaporn, the Company's representative, at (662) 238-3063 if you have any questions regarding this submission. Please acknowledge receipt of the enclosed by stamping and returning to our messenger the enclosed copy of this letter.

Sincerely,

White and Case LLP

Enclosure



บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines) Fax : (662) 2368890, 2368892, 6300287-8
PLANT OFFICE 9 M. 7 T.Maerumphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand Tel : (6632) 691403 (Auto 9 Lines) Fax : (6632) 691416, 691421
http:// www.ssi-steel.com

ISO 9002
ISO 14001
TIS 18001


RECD S.E.C.
MAR 25 2003
1086

(English Translation)

Ref. S.E.C. 016/2003 March 19, 2003

Re: Report on the resolutions of the Board of Directors' Meeting No. 2/2003

Attn. : President
The Stock Exchange of Thailand

The Board of Directors' Meeting of Sahaviriya Steel Industries Public Company Limited No.2/2003 held on March 19, 2003 passed the following resolutions related to the investment project, the issuance of debenture, and the addition of agenda to the Ordinary General Shareholder's Meeting to be held on April 29, 2003:

1. Approved the investment in Hot Rolled Coil Pickling and Oiling Line (P/O Line) Project with a total investment of approximately Baht 988 million, consisting of:

1.1	Imported Mahcinery and Equipment	Baht 568.0 million
1.2	Land, Civil Work and Machinery Erection	Baht 419.5 million
	Total Investement	Baht 987.5 million

(Please see details in enclosed particular.)

2. Additional agenda to be considered at the Ordinary General Shareholder's Meeting to be held on April 29, 2003 are as follows:

2.1 Approve the issuance and offering of debentures for sale at one time or at certain intervals of time depending upon the discretion of, and terms and conditions fixed by, the Board of Directors or Executive Board of Directors or the Chairman of the Board of Directors or the person authorized by the Board of Directors or Executive Board of Directors. The debentures shall be issued in Thai Baht with a total issue size as the Company sees fit but not exceeding Baht 6,000 million. The details are as follows:

Preliminary Details of the Debentures

Type	:	All types of secured and/or unsecured debentures (except convertible debentures) subject to (i) the market conditions; (ii) terms and conditions fixed by the Board of Directors or Executive Board of Directors or the Chairman of the Board of Directors or the person authorized by the Board of Directors or Executive Board of Directors; and (iii) approvals from the Office of the Securities and Exchange Commission as required by laws.
Denomination	:	Thai Baht
Issue Size	:	The principal amount of the debentures to be issued shall not

		exceed Baht 6,000,000,000
Interest Rate	:	To be fixed by the Board of Directors or Executive Board of Directors or the Chairman of the Board of Directors or the person authorized by the Board of Directors or Executive Board of Directors subject to the market conditions at the time of the issuance and the offering
Term	:	Not exceeding 10 years from the date of issuance
The Offering	:	To be made by public offering or private placement to domestic and/or international market pursuant to the Notification Of the Securities and Exchange Commission No. Gor Jor 32/2544 Re: Rules, Conditions and Procedures for the Application and Approval for the Offering Newly Issued Debentures Dated October 19, 2001 and/or any other notification being in force at the time of the issuance of the debentures by the Company, in whole in a single offering or in part in multiple offerings as determined by the Board of Directors or Executive Board of Directors or the Chairman of the Board of Directors or the person authorized by the Board of Directors or Executive Board of Directors.
Maturity Date	:	The expiration of the term of debentures
Call and Put Option	:	The right of debenture holders or the Company to redeem the debentures prior to maturity shall be subject to the terms and conditions of each series of Debentures at the time of issuance.

The Board of Directors or Executive Board of Directors or the Chairman of the Board of Directors or the person authorized by the Board of Directors or Executive Board of Directors shall be empowered (i) to determine the time to issue, other details and conditions for the issuance and the offer of the debentures for sale, such as type, amount of debentures for each issuance, maturity, placement, and collateral; (ii) to negotiate, conclude and enter into any agreement or related documents and perform any other acts necessary and appropriate in connection with the Debentures; (iii) to appoint any selling agent, underwriters, advisors, trustees, registrar and/or other related parties and to agree on remuneration and expenses and to enter into any agreements or execute any documents with any relevant parties pursuant to laws, rules and regulations and to take any action necessary for and pertinent to the issuance, offer and sale of the Debentures and to contact relevant authority for permission.

2.2 Approved the amendment to Article 3 paragraph 2 of the Company's Articles of Association as follows:

<u>Existing Article</u>:

"Article 3. Paragraph 2

The Company shall comply with the securities and exchange law. If the Company's securities are listed on the Stock Exchange of Thailand, the Company shall comply with the regulations, notifications, orders or requirements of the Stock Exchange of Thailand including requirements

concerning disclosure of information, connected transactions and acquisition or disposal of substantial assets of the Company or its subsidiaries. "

Amended Article:

"Article 3. Paragraph 2

Where the Company or any of its subsidiaries enters into a connected transaction, or an acquisition or disposition of core assets of the Company or its subsidiaries, as defined in the notification of the Stock Exchange of Thailand governing the connected transactions of listed companies or the acquisition or disposition of core assets of listed companies, as the case may be, the Company shall also comply with such rules and procedures under such notifications."

3. The agenda that will be consider at the Ordinary General Shareholders' Meeting on April 29, 2003 including the additional agenda described in item 2 above shall be as follows:-

Agenda 1	To consider and certify the Minutes of the Ordinary General Shareholders' Meeting No. 13 held on April 4, 2002.
Agenda 2	To consider and certify the Company's Annual Report and the Board of Directors' report for fiscal year 2002.
Agenda 3	To consider and approve the Balance Sheets and Profit and Loss Statements for the fiscal year ended December 31, 2002.
Agenda 4	To consider the allocation of 2002 profit.
Agenda 5	To consider the appointment of directors replacing those who will retire by rotation and resigned from the director.
Agenda 6	To consider and approve the Directors' remuneration for the year 2002.
Agenda 7	To consider the appointment of the auditors and determine the auditor's fee.
Agenda 8	To consider and approve to issue all types of secured and/or unsecured debentures.
Agenda 9	To consider and approve the amendment to Article 3 paragraph 2 of the Company's Article of Association.
Agenda 10	To consider any other business (if any).

For your acknowledgment.

Yours faithfully,
Sahaviriya Steel Industries Public Company Limited

- signature-
Mr. Sittichai Thiensathaporn
President

PARTICULARS CONCERNING INVESTMENT IN

HOT ROLLED COIL PICKLING AND OILING LINE PROJECT

1. Transaction Date
   The Meeting of the Board of Directors of Sahaviriya Steel Industries Public Company Limited (the "Company") No.2/2003 held on March 19, 2003 passed the resolution approving the company to invest in Hot Rolled Coil Pickling and Oiling Line Project (P/O Line) and to enter into a contract for machinery and equipment supply with PRO-ECO LIMITED.

2. The Interested Parties
   BUYER : Sahaviriya Steel Industries Public Company Limited
   SELLER : PRO-ECO LIMITED, CANADA, an unaffiliated party to the Company and its subsidiary companies.

3. The Transaction Description
   3.1 Transaction Size
   (Financial Statement as at December 31, 2002)
   unit : in Million Baht

$$\text{The total value of consideration} = \frac{\text{The total value of consideration paid}}{\text{The Assets of Listed Company}}$$

$$= \frac{987.5}{29,563}$$

$$= 3.34$$

   3.2 Transaction Type
   The size of transaction, based on the calculation of total value of consideration, is 3.34%. Therefore, the Stock Exchange of Thailand's notification governing the rules, procedures and disclosure of information regarding the acquisition/disposal of assets of listed companies is not applicable. The Company hereby certifies that this transaction is not deemed the connected transaction pursuant to the announcement of The Stock Exchange of Thailand concerning the connected transaction.

4. The details of assets purchased
   The machinery and equipment supply for Hot Rolled Coil Pickling and Oiling Line of Sahaviriya Steel Industries Public Company Limited.

5. The total value of the consideration and the terms and conditions of the payment
   Total Amount of Machinery and Equipment: approximately Baht 568 Million .
   Terms and Conditions of the payment based on the contract is as follow;

Down Payment	10%
Pro-rata payment against shipments	60%
Provisional Acceptance	15%
Final Acceptance	15%

6. Source of fund

   The Company will use its cash flow from operation to finance the payment for machinery and equipment. The Company may choose to obtain long-term loan to finance the project if such financing becomes available at a later stage. In such case, the Company will submit the terms and conditions of the financing to the Executive Board of Directors and the Board of Directors for approval.

7. Expected benefits from the said transaction

   7.1 The Company will be able to produce and sell a new product with higher value added.
   7.2 The new product line will generate higher revenue and profit for the Company.